Exhibit 99.2

Quarterly Commentary

First Quarter 2018

January 1, 2018 - March 31, 2018

May 1, 2018

First Quarter 2018 Performance Summary

Our performance in the first quarter of 2018 includes many examples of the benefits of our global scale, regional expertise and technology. In the first quarter, we advanced our operating priorities, gaining new Intelsat EpicNG contracts with wireless operators in Asia and Africa and winning a new hosted payload for a government customer that will ride on one of our planned North America replacement satellites.

On January 1, 2018, we adopted the provisions of the Financial Accounting Standards Board Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). The most significant adjustments to our reported results were related to contracts with a significant financing component, typically with respect to our long-term media and government contracts for which a prepayment was received, which resulted in an increase in revenue and an increase in interest expense, both of which are non-cash. Only a small portion of our total contracts required accounting changes as a result of implementing ASC 606. This change further aligns Intelsat with international accounting practices consistent with our peer group.

Total revenue was $544 million in the first quarter of 2018, an increase of $5 million or 1 percent as compared to the first quarter of 2017. Total revenue excluding the effects of ASC 606 was $519 million for the first quarter of 2018, a decline of $20 million or 4 percent as compared to the first quarter of 2017.

Net loss attributable to Intelsat S.A. was $67 million for the first quarter of 2018, as compared to net loss attributable to Intelsat S.A. of $35 million in the first quarter of 2017. Higher interest rate costs were the primary contributor to the greater loss.

Intelsat S.A.

Quarterly Commentary

1Q 2018

Adjusted EBITDA1, or earnings before interest, taxes, depreciation and amortization, of $419 million, or 77 percent of revenue, increased from $410 million, or 76 percent of revenue, in the first quarter of 2017. Excluding the effects of ASC 606, Adjusted EBITDA was $392 million, or 76 percent of revenue, a decrease of $18 million or 4 percent as compared to the first quarter of 2017, primarily reflecting the overall lower revenue.

Factors reflected in the first quarter 2018 to first quarter 2017 comparison include: lower pricing associated with high volume commitments on high-throughput capacity in certain regions and applications; reduced volume from non-renewing data services, inclusive of point-to-point telecommunications infrastructure services; and the previously reported end of a U.S. government contract. We continue to experience growth in revenue from broadband mobility networks for commercial and military applications.

Contracted backlog at March 31, 2018 was $8.6 billion, inclusive of $1.0 billion attributable to the effects of ASC 606. Excluding the effects of ASC 606, contracted backlog at March 31, 2018 was $7.6 billion, representing expected future revenue under existing contracts with customers, as compared to $7.8 billion at December 31, 2017. At approximately 3.5 times trailing 12 months revenue (from April 1, 2017 to March 31, 2018), our backlog remains sizable; we believe it provides a solid foundation for predictable cash flow and investment in our business. Nearly two-thirds of our backlog is related to our longer-term media contracts.

2018 Operational Priorities: Drive revenue stability and invest for growth, leveraging all assets and advancing our managed services and technology innovations to expand our market opportunities.

Our plan includes four operational priorities in 2018 which are designed to provide a stable foundation, developing new revenue sources that can provide growth in the near- to mid-term.

1.	Leverage all assets within the Intelsat global network for maximum return. Further our momentum on our new assets and capture pre-launch commitments. Build on our market-leading neighborhoods, expansive ground network, growing managed services platform and strong commercial and government customer relationships to capture growth. Provide sector leadership by protecting and optimizing our spectrum rights.

•	The scale of our fleet and our global footprint positions Intelsat to serve the leading wireless, mobility and government users around the world. In the first quarter of 2018, Intelsat added a second pre-launch commitment from a major Asian wireless customer for the Horizons 3e satellite, one of our Intelsat EpicNG high-throughput satellites (“HTS”) planned for launch in 2018.

•	Our government business leveraged our global footprint and hybrid satellite and terrestrial infrastructure for advantage in two significant contract wins. In the first quarter, Intelsat General was awarded a competitive renewal of an existing contract, as well as a new contract for a hosted payload. Our global operations, scale and ability to leverage upcoming satellite replacement timing aligned to the requirements of the U.S. government customer.

•	Intelsat, Intel Corporation and SES Global continue to advance our C-band Joint Use Proposal presented to the United States Federal Communications Commission (“FCC”). Under the proposal, portions of the C-band spectrum in the 3.7-4.2 GHz range currently assigned to fixed satellite services operators in the United States would be made available for joint use with the wireless sector through a market-based solution managed by a satellite sector-led consortium.

Intelsat S.A.

Quarterly Commentary

1Q 2018

The C-band Joint Use Proposal was made in response to an FCC Notice of Inquiry about potential other uses for this mid-band spectrum. There is significant interest from the FCC, the U.S. Congress and the Trump administration to make additional spectrum available for terrestrial use in deploying future 5G networks in the U.S. Intelsat continues to meet with relevant parties, including our customers, mobile operators and regulators, to advocate for our commercial framework that would allow us to protect the reliability of the services we deliver and result in an efficient and timely process should the FCC implement the proposal. We believe that a Notice of Proposed Rule Making (“NPRM”) could be issued by the FCC in the summer of 2018, with the potential for a final order in early to mid-2019. However, we can provide no assurance as to the likelihood of the FCC’s acceptance of the various facets of our proposal, or as to the actual timing of issuance of an NPRM or a final ruling, all of which are in the control of the FCC.

2.	Scale our IntelsatOne® Flex and other managed services across targeted commercial and government opportunities, including new services for growing applications and building strategic partnerships to amplify our marketing efforts.

•	The IntelsatOne Flex platform now has active sites on every continent except Antarctica. We are continuing to add to the sector depth and geographic coverage of our distributors, which currently includes the maritime, enterprise and land mobile sectors. In the first quarter, we added a major Asian distributor that is a regional leader in maritime solutions.

3.	Lead the industry in seamless implementation of satellite-based telecommunications solutions with the global telecommunications infrastructure. Invest in and develop innovative terminals and ground hardware, and participate in standards development, to realize Intelsat’s vision of simplified access and expanded use of satellite solutions.

•	Intelsat recently joined the 3rd Generation Partnership Project (“3GPP”) through membership in the Alliance for Telecommunications Industry Solutions, a collaboration of international telecommunications standards associations. Intelsat is focused on building alliances within the broader telecommunications technology community, ensuring that satellite-specific architectures are fully incorporated in 5G standards development.

Intelsat S.A.

Quarterly Commentary

1Q 2018

4.	Pursue continued financial discipline to maximize flexibility during a period of continued business transition.

•	Intelsat is emphasizing the incorporation of new innovations in the satellite ecosystem into our fleet planning, as we continually drive to operate the lowest cost-per-bit, highest efficiency services in orbit. Innovations would include driving development of commercially-scaled software-definable satellites, new manufacturing practices and increased use of reusable rocket launchers, all of which will contribute to commercial flexibility and strong competitive positioning.

1Q 2018 Business Highlights and Customer Set Performance

All 2018 comparisons are to 2017 unless noted otherwise

Network Services

Network services revenue was $199 million in the first quarter of 2018, a $14 million, or 7 percent, decrease from the prior year quarter. The largest factors contributing to the year-over-year decline were non-renewals and contraction of services, the largest of which were cellular backhaul customers in Latin America, non-renewals of point-to-point international trunking services, and lower prices on renewing wide-beam business. In addition, $4 million of network services revenues were reclassified to our government customer set due to clarification of end-use applications. These declines were partially offset by growth in revenue from broadband mobility services for the commercial aeronautical and maritime sectors.

As compared to the fourth quarter of 2017, network services revenue decreased due to fees earned from third-party satellites and delayed mobility revenues recognized in the fourth quarter, the above referenced reclassification of revenue to government services, and volume declines from non-renewing international trunking services, partially offset by increases in mobility revenues.

First Quarter Network Services Highlights and Business Trends:

Intelsat continues to build backlog commitments for our next generation Intelsat EpicNG fleet, while also booking new business and renewals on our wide-beam assets. In the first quarter of 2018, we successfully expanded the Intelsat EpicNG position in wireless network infrastructure with important contracts for services in the Asia-Pacific and Africa regions. Contracts in the wireless sector included:

•	One of Japan’s leading mobile network operators signed a significant, long-term contract with Intelsat for cellular backhaul services to meet growing broadband connectivity demands in the Asia-Pacific region. Services for the network will be provided by Horizons 3e, our joint venture project and sixth Intelsat EpicNG satellite, which is planned for launch in the second half of 2018.

Intelsat S.A.

Quarterly Commentary

1Q 2018

Enterprise networks—large private data networks that use satellite solutions because of geographic reach, efficient broadcast transmissions and reliability—represent one of the largest applications within our network services business. Enterprise contracts signed in the first quarter of 2018 include:

•	Vodacom Business Nigeria signed a multi-year agreement for satellite services to expand its enterprise broadband networks and enable new and enhanced services in West Africa. Leveraging Intelsat 35e, Vodacom Business Nigeria will deliver fast, reliable broadband connectivity to the banking, oil and gas and enterprise sectors throughout West Africa. Another customer incorporating Intelsat EpicNG services is Libya Telecom and Technology, an enterprise service provider which renewed services as Intelsat 37e entered service.

•	Elektra Satelital S.A. de C. V. (“Elektra”), committed to a multiyear renewal for services on Intelsat 23. Elektra is held by Grupo Elektra, S.A.B. de C.V., a leading retailer and financial services provider in Mexico that operates one of the largest very small aperture terminal (“VSAT”) networks in the country.

Mobility services, which provide broadband connectivity to planes and ocean vessels, are fast growing applications which use our wide-beam satellites, Intelsat EpicNG satellites, and our IntelsatOne Flex managed services. Mobility contracts signed in the first quarter include:

•	Intelsat signed its first IntelsatOne Flex for maritime contract in the Asia-Pacific region with one of Japan’s leading telecommunications operators. The Company will leverage IntelsatOne Flex for broadband services for its commercial shipping and cruise operators in the region.

On a global basis, growth opportunities for our network services business include increased demand for aeronautical and maritime mobility applications, and high-throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks.

Although high-performance capacity, such as that provided by Intelsat EpicNG, is an important element of capturing this growth, our customers also need managed services, such as our IntelsatOne Flex services, that simplify network buildouts in the high-throughput satellite environment. Customers also seek smaller, more capable, site hardware that is easier to install and operate, which drives our strategy of investments in innovative terminals and ground hardware.

Intelsat S.A.

Quarterly Commentary

1Q 2018

Media

Media revenue was $239 million in the first quarter of 2018, a $14 million, or 6 percent increase, when compared to the prior year quarter. Excluding $17 million of revenue attributable to ASC 606, media revenue in the first quarter declined $3 million, or 1 percent, to $222 million. This decline reflects revenue from cash basis customers and termination fees in the first quarter of 2017 which did not occur in the current period, partially offset by new revenues from managed services and fees earned from third-party satellites recognized in the first quarter of 2018.

As compared to the fourth quarter of 2017, media revenues increased by $13 million, or 6 percent. Excluding $17 million of revenue attributable to ASC 606, media revenue declined sequentially by $4 million, or 2 percent, due primarily to non-renewals and lower occasional use demand.

First Quarter Media Highlights and Business Trends:

Business activity was driven primarily by renewing contracts related to Intelsat’s media distribution neighborhoods in North America.

•	Leading South African direct-to-home (“DTH”) television service operator, MultiChoice, signed a multi-year renewal for satellite services on Intelsat 33e for contribution feeds into the MultiChoice production network.

•	Our Galaxy 19 satellite, which offers a Ku-band DTH platform over North America, serves as the premier neighborhood for offering free-to-air multicultural programming, distributing content originating from 60 countries around the world in 30 different languages. In the first quarter of 2018, several content distributors signed multi-year renewals on Galaxy 19, as well as other satellites which transport signals from production centers to distribution points for Galaxy 19. Renewals included content distributors MX-1, Globecast, Societe Malienne de Transmission et de Diffusion SA, and STN, which also contracted for IntelsatOne managed services.

Our next media satellite will be Intelsat 38, which is primarily designed to replace capacity for an existing Intelsat satellite as well as provide growth capacity for DTH applications for Central and Eastern Europe and Asia. In 2018, our priorities for our media business include building growth on our new media neighborhood in Latin America on Intelsat 14, and broadening our media services partnership with Dejero Labs, Inc.

Intelsat S.A.

Quarterly Commentary

1Q 2018

Government

Sales to government customers generated revenue of $97 million in the first quarter of 2018, a $5 million, or 6 percent, increase as compared to the prior year quarter. Excluding $8 million of revenue attributable to ASC 606, government revenue in the first quarter declined $3 million, or 3 percent, to $89 million as compared to the first quarter of 2017. The majority of the decline in this period primarily reflects the previously announced end of the Commercial Broadband Satellite Program (“CBSP”) contract, terminated on March 31, 2017, and non-renewals, partially offset by the reclassification of $4 million in revenue from our network services business to government and increased revenues from mobile satellite services.

As compared to the fourth quarter of 2017, revenue increased by $7 million, or 8 percent. Excluding $8 million of revenue attributable to ASC 606, government revenue in the first quarter declined $1 million, or 1 percent. The slight decline reflects non-renewals and lower hardware sales as compared to the fourth quarter of 2017, substantially offset by the reclassification of services described above.

On-Network revenue represented 63 percent of government services in the first quarter of 2018, as compared to 61 percent in the first quarter of 2017.

First Quarter Government Highlights and Business Trends:

The pace of RFP issuances and subsequent awards for new programs remains slow although modestly improved from 2017 levels. We note continued reliance on LPTA (lowest price, technically acceptable) as the predominant evaluation criteria for awards of new transponder services contracts.

•	Intelsat General was part of a team of companies awarded a new task order by the Federal Aviation Administration (“FAA”) to develop and operate the Wide Area Augmentation System (“WAAS”) satellite payload, which aids aircraft navigation, particularly precision approaches to airports, without dependence on ground-based infrastructure. Intelsat will develop the WAAS GEO 7 payload, which will then be hosted on Intelsat’s replacement Galaxy 30 satellite currently under construction and planned for launch in 2020. Leidos Holdings Inc., a global science and technology leader, is the lead company on the task order, which has a four-year development phase followed by a 10-year operations and maintenance phase.

•	Intelsat General’s track record of strong renewal win rates continued in the first quarter of 2018. Intelsat General was awarded the lead contractor role for the American Forces Network, a satellite and terrestrial media distribution network that delivers television and radio programing to U.S. servicemen and women stationed around the world. The one-year contract with four renewable option years will involve six satellites and five teleports at various locations around the globe, as well as the IntelsatOne terrestrial fiber network.

At the close of the first quarter, Intelsat General had successfully retired approximately one third of the 2018 renewal risk, the initial size of which was roughly 15 percent of 2017 government revenue. This reduces our exposure to pricing pressure that exists in the current environment, depending upon the solution required and region served, especially given the increasing reliance by the U.S. government on LPTA evaluation criteria.

Intelsat S.A.

Quarterly Commentary

1Q 2018

Over the mid-term, our strategy to grow our government business includes providing mobility services to the U.S. government for aeronautical and ground mobile requirements, leveraging our next generation Intelsat EpicNG HTS services.

Fleet and Operations Update

Intelsat’s average fill rate on our approximately 1,850 station-kept wide-beam transponders was 80 percent at March 31, 2018.

As of March 31, 2018, the HTS Intelsat EpicNG unit count was approximately 1,150 units in service, as compared to 825 units at December 31, 2017, reflecting the entry into service of Intelsat 37e in the first quarter of 2018.

We plan to launch two satellites in 2018. In April 2018, we were notified that the May 2018 launch of Intelsat 38, a satellite jointly built with Azercosmos OJSC, would be delayed by several months. We do not expect any material revenue loss as a result of this delay. The Horizons 3e satellite, Intelsat’s joint venture satellite with JSAT, is currently planned for launch in the second half of 2018, completing the initial buildout of the Intelsat EpicNG high-throughput global network.

Intelsat currently has seven satellites covered by our 2018 to 2020 capital expenditure plan, three of which are in the design and manufacturing phase or recently launched. The remaining four satellites are replacement satellites, for which manufacturing contracts have not yet been signed. In addition, we are working on one custom payload being built on a third-party satellite and a separate joint venture satellite which do not require capital expenditures, each noted below as a “Non-Capex Satellite.”

Our fleet plan includes the use of mission extension vehicles, or “MEVs” to extend the operational life of two of our wide-beam satellites, which reduces overall capital expenditures in the near- to mid-term, but will increase operating expenses as each MEV enters service.

Our owned satellites, third-party payloads and a joint venture project currently in the design and manufacturing stages are noted below. Intelsat EpicNG-class satellites are noted with a small “e” following the satellite number.

Satellite	Follows	Orbital Location	Launch Provider	Estimated Launch Date	Estimated In-Service Date	Application
Intelsat 37e	IS-901	342°E	Arianespace Ariane 5	Launched Sept. 29, 2017	Entered Service March 2018	Broadband Infrastructure
Intelsat 39	IS-902	62°E	Arianespace Ariane 5	2019	2019	Broadband Infrastructure
Galaxy 30	G-14	235°E	Arianespace Ariane 5	2020	2020	Media, Broadband

Non-Capex Satellite	Follows	Orbital Location	Launch Provider	Estimated Launch Date	Estimated In-Service Date	Application
Intelsat 38	IS-904, G-ll	45°E	Arianespace Ariane 5	2H18	2H18	Media, Broadband
Horizons 3e	IS-805	169°E	Arianespace Ariane 5	4Q18	1Q19	Broadband Infrastructure

Intelsat S.A.

Quarterly Commentary

1Q 2018

Cash Flows

During the first quarter of 2018, net cash provided by operating activities was $81 million. Cash paid for interest was $241 million, of which $13 million was capitalized. Under our existing debt agreements, Intelsat makes significantly greater interest payments in the second and fourth quarters as compared to the first and third quarters of the year.

Capital expenditures were $68 million, resulting in free cash flow from operations1 of $17 million for the first quarter of 2018.

Our ending cash balance at March 31, 2018 was $492 million.

Capital Markets and Debt Transactions

Capital Structure Activities

In March 2018, Intelsat Connect Finance S.A. (“ICF”) commenced a cash tender offer (the “Offer”) to purchase any and all of the outstanding aggregate principal amount of 6.75% Senior Notes due 2018 issued by Intelsat (Luxembourg) S.A. (the “2018 Luxembourg Notes”). On March 15, 2018, ICF purchased $26.1 million aggregate principal amount of the 2018 Luxembourg Notes at par value. On April 02, 2018, ICF purchased an additional $5.1 million aggregate principal amount of the 2018 Luxembourg Notes. On that same date, Intelsat (Luxembourg) S.A. issued a notice of redemption, with the intent to redeem $46.0 million aggregate principal amount of the 2018 Luxembourg Notes at par value, together with accrued and unpaid interest (if any) thereon, on the expected redemption date of May 2, 2018.

We continue to look for opportunities to enhance our capital structure through ongoing liability management initiatives.

Implementation and Expected 2018 Impact of New Revenue Recognition Rules

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in FASB ASC Topic 605 – Revenue Recognition.

We adopted the new revenue standard effective January 1, 2018, using the modified retrospective transition method applied to contracts which were still in service at that date. This change aligns Intelsat with international accounting practices consistent with our peer group.

The most significant adjustments to our reported results were related to contracts with a significant financing component, typically with respect to our long-term contracts for which a pre-payment was received, which result in an increase in revenue and an increase in interest expense, both of which are non-cash. Only a small portion of our total contracts required accounting changes as a result of implementing ASC 606.

A complete discussion of ASC 606, including adjustments related to other revenue categories and the balance sheet, is provided in our Quarterly Report on Form 6-K for the quarter ended March 31, 2018, expected to be filed on May 1, 2018.

Intelsat S.A.

Quarterly Commentary

1Q 2018

2018 Outlook & Guidance

Intelsat reaffirmed its 2018 revenue, Adjusted EBITDA and capital expenditure guidance issued on February 26, 2018, in which we expect the following results, excluding the effects of ASC 606:

Revenue Guidance: We expect full-year 2018 revenue in a range of $2.060 billion to $2.110 billion.

Adjusted EBITDA Guidance: Intelsat forecasts Adjusted EBITDA performance for the full-year 2018 to be in a range of $1.560 billion to $1.605 billion.

Capital Expenditure Guidance:

Over the next three years we are in a cycle of lower required investment, due to timing of replacement satellites and smaller satellites being built. Intelsat is emphasizing the incorporation of new innovations in the satellite ecosystem into our fleet planning, as we continually drive to have the lowest cost-per-bit, highest efficiency services in orbit.

We expect the following capital expenditure ranges:

•	2018: $375 million to $425 million;

•	2019: $425 million to $500 million; and

•	2020: $375 million to $475 million.

By early 2019, we plan to have completed the investment program in the current series of Intelsat EpicNG HTS and payloads, thereby increasing our total transmission capacity. By the conclusion of the Guidance Period at the end of 2020, the net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of approximately 5 percent, reflecting the net activity of satellites entering and leaving service during the Guidance Period. Capital expenditure incurrence is subject to the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Our capital expenditure guidance includes capitalized interest. Capitalized interest is expected to average approximately $40 million annually during the Guidance Period.

Cash Taxes: We continue to evaluate the impact of the recently enacted U.S. Tax Cuts and Jobs Act. We anticipate providing cash tax guidance later this year.

Stephen Spengler, Chief Executive Officer, Intelsat S.A.

Jacques Kerrest, Executive Vice President and Chief Financial Officer, Intelsat S.A.

1In this quarterly commentary, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (“AEBITDA”), free cash flow from (used in) operations and related margins included in this commentary are non-U.S. GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Intelsat S.A.

Quarterly Commentary

1Q 2018

Safe Harbor Statement

Some of the information and statements contained in this quarterly commentary and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: statements regarding our guidance regarding our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our intention to maximize the value of our spectrum rights, including the pursuit of partnerships to optimize new satellite business cases and the exploration of joint use of certain spectrum with the wireless sector in certain geographies; our expectations as to when the FCC may issue an NPRM and the potential timing of a final order with respect to our C-band Joint Use Proposal; guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allow us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite anomalies, launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s Annual Report on Form 20-F for the year ended December 31, 2017, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate, and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Dianne VanBeber

Vice President, Investor Relations

dianne.vanbeber@intelsat.com

+1 703-559-7406